June 22, 2017

VIA EDGAR AND ELECTRONIC MAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3030
100 F Street, N.E.
Washington, D.C. 20549
Attention: Amanda Ravitz
                   Assistant Director

Re:	Ameri Holdings, Inc. Amendment No. 2 to Registration Statement on Form S-1 Filed May 30, 2017 File No. 333-215923

Ladies and Gentlemen:

On behalf of Ameri Holdings, Inc., a Delaware corporation (the “Company”), we hereby submit in electronic format for filing through EDGAR with the U.S. Securities and Exchange Commission (the “SEC”), pursuant to the Securities Act of 1933, as amended, and Rule 101(a)(1)(i) of Regulation S-T, one complete copy of Amendment No. 3 of the Registration Statement on Form S-1 (the “Third Amendment”), for the resale of certain securities of the Company.

This letter also responds to the comments received from the staff of the SEC in its comment letter dated June 13, 2017 with respect to the above-referenced Amendment No. 2 to Registration Statement on Form S-1 filed by the Company on April 18, 2017 (the “Second Amendment”).

Courtesy copies of this letter and the Registration Statement, together with all exhibits, are being provided directly to the staff for its convenience (attention: Amanda Ravitz, Assistant Director) in the review of the foregoing documents.

To facilitate the staff’s review, the SEC’s comments are reproduced before each of the Company’s responses thereto. All page numbers referred to in this letter correspond to the page numbers of the Third Amendment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Revenues, page 45

1.	In response to comment 4 you disclose that the remainder of the increase in revenue was primarily from a full year of revenue from Ameri Georgia. Disclose the amount of 2016 and 2015 revenue attributable to Ameri Georgia recorded in your financial statements.

Response: As requested by the staff, the Company has disclosed the amount of 2016 and 2015 revenue attributable to Ameri Georgia recorded in its financial statements.

Liquidity and Capital Resources, page 47

2.	In response to comment 7 you disclose that you are negotiating a second quarter waiver of the financial covenants. Disclose the impact of not being able to obtain a waiver of your non-compliance of the covenants.

Response: In response to the staff’s comment, the Company has disclosed the impact of not being able to obtain future waivers for non-compliance with its loan agreement covenants.

Management, page 53

3.	Describe Mr. Patel’s employment between January 2016 and April 2017.

Response: As requested by the staff, the Company has revised Mr. Patel’s biographical information to describe his activities as an independent consultant and pro bono Chief Financial Officer to a non-governmental organization from February 2016 to March 2017.

Consolidated Financial Statements of Ameri Holdings, Inc.

Audited Condensed Consolidated Statements of Cash Flows, page F-7

4.	We note your response to comment 8. Revise your statements of cash flows to present cash outflows related to business acquisitions as a single line item. In addition, based upon your disclosure and response, it appears that the 2015 cash outflows related to the Bellsoft acquisition was significantly greater than the amount currently presented in the statement of cash flows. Clarify the 2015 cash amounts paid for your acquisition of Bellsoft and reconcile the amount to the statement of cash flows.

Response: As requested by the staff, the Company has revised the statements of cash flows to correct previous misclassifications of cash paid for the acquisition of Bellsoft to present cash outflows related to business acquisitions as a single line item under “Acquisition consideration” cash used in investing activities. The Company has also made a note of this reclassification in Note 2 – Basis of Presentation.

Note 3: Business Combinations, page F-8

5.	For each acquisition clearly disclose the total purchase price and the amounts allocated to all significant assets, liabilities and intangible assets acquired. Disclose how you determined the value of shares issued as purchase consideration and any assumptions used to value significant intangible assets. For example, quantify the significant components that comprise the $4.6 million in net working capital acquired and the amount of goodwill for your Ameri Georgia Acquisition, and present in tabular forms all items that comprise the $9,910,817 purchase price allocation.

Response: As requested by the staff, the Company has revised the disclosure for the applicable acquisitions described in Note 3.

6.	We note your revised disclosure in response to comment 8. Provide the disclosures required by ASC 805-30-50-1(c) related to contingent consideration arrangements for all your acquisitions.

Response: As requested by the staff, the Company has provided the required disclosure for the applicable acquisitions described in Note 3.

7.	Provide the disclosures required by ASC 805-10-50-2(h) for each applicable acquisition.

Response: As requested by the staff, the Company has provided the required disclosure for the applicable acquisitions described in Note 3.

Note 18: Subsequent Events, page F-20

8.	Disclose the significant terms of your proposed acquisition of CIBER, including the fair value of each class of consideration you expect to transfer and provide financial statements and pro forma information required by Rules 8-04 and 8-05 of Regulation S-X or explain to us why this is not required.

Response: In response to the staff’s comment, the Company confirms that the merger proposal it submitted to Ciber, Inc. was rejected and the Company did not further pursue a transaction with Ciber. The disclosure regarding the proposed acquisition has been revised in the Third Amendment to reflect the rejection of the Company’s offer.

Unaudited Pro Forma Combined Financial Statements, pages F-58, F-83 and F-100

9.	Revise your pro forma presentation to comply with Article 11 of Regulation S-X. For example, a pro forma balance sheet should be presented as of the end of the most recent period for which a balance sheet is included unless the business combination is already reflected in the registrant’s historical balance sheet. Pro forma statements of income shall be filed for only the most recent fiscal year (i.e., 2016) and any subsequent interim period. A pro forma condensed statement of income shall not be filed when the historical income statement reflects the business combination for the entire period.

Response: As discussed with Michael Fay, the pro forma financial statements for the Bellsoft acquisition are no longer required to be included in the Registration Statement and have been removed. Similarly the balance sheets for the DC&M and ATCG acquisitions are no longer required to be included in the Registration Statement and have been removed. The Company revised the pro forma income statement for the DC&M acquisition to reflect the twelve months ended December 31, 2016. As requested by the staff, the Company has revised the pro forma presentation to comply with Article 11 of Regulation S-X.

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The Company hereby acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (iii) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Should any member of the SEC’s staff have any questions or desire any further information or clarification in respect of the Registration Statement, please do not hesitate to contact me at (212) 451-2289 or Jason Cabico at (212) 451-2395.

Very truly yours,

/s/ Adam W. Finerman

Adam W. Finerman

cc: Mr. Giri Devanur

       Mr. Viraj Patel